Exhibit 99.1

Paul-Son Gaming Corporation (Nasdaq: PSON)

Gérard Charlier, Chief Executive Officer at 702/384-2425 or

John Foley, Foley/Freisleben LLC at 213/955-0020

PAUL-SON GAMING REPORTS RESULTS FOR THE FIRST QUARTER  ENDED MARCH 31, 2004

LAS VEGAS, NEV. (May 14, 2004) - Paul-Son Gaming Corporation (Nasdaq: PSON), a leading manufacturer and supplier of casino table game equipment, today announced financial results for its first quarter ended March 31, 2004, as well as the filing of its form 10-Q for the quarter. As anticipated in the company’s fourth quarter press release, the company experienced a net loss for the quarter. However, bottom line results showed improvement from the prior year, with the loss reduced by approximately 22% from the amount reported in 2003’s first quarter.  The improvement was achieved despite lower revenues, which primarily reflected the timing and fulfillment of sales orders in backlog.

For the three months ended March 31, 2004, the net loss was $470,000, equal to $(0.06) per basic and diluted share, compared with a net loss of $601,000, or $(0.08) per basic and diluted share in the corresponding quarter of 2003.  First quarter revenues totaled $7.3 million, a decrease of $434,000 from $7.8 million a year ago.

Results benefited from a substantially lower cost of revenues, which as a percentage of sales decreased to 63.4% in the most recent quarter from 69.4% in the same period of 2003.  Gross profit strengthened by $302,000 from $2.4 million in 2003 to $2.7 million in 2004.

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PAUL-SON GAMING FIRST QUARTER 2004/2-2-2-2

Total operating expenses were $3.1 million, compared with $2.9 million a year ago.  The increase primarily resulted from higher marketing and sales expenses, which included costs associated with a major European trade show and patent related expenses.  General and administrative expenses were slightly less than in the first quarter of 2003.  Other income (expense) benefited from a positive swing of $140,000, principally due to a decrease in the loss from foreign currency exchange.

Cash and equivalents at March 31, 2004 totaled $4.4 million, an increase of $223,000 from the total at December 31, 2003.

Gerard Charlier, president and chief executive officer, commented:  “We continue to be enthusiastic about our opportunities as a leading supplier of table game equipment to the casino industry worldwide.  In the balance of the year, we will continue working and investing to further enhance our product line and service quality in support of our casino customers in the U.S. and abroad.

“Our company has a significant sales backlog, and we will be striving to offset the first quarter loss as these orders are fulfilled in subsequent quarters this year.  Results will continue to reflect such variables as the timing of demand from our casino customers, as well as the timing of new casino openings.”

Paul-Son manufactures and supplies casino chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  Paul-Son is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; Atlantic City, New Jersey;

PAUL-SON GAMING FIRST QUARTER 2004 /3-3-3-3

Kansas City, Kansas and other locations.  Paul-Son sells its casino products directly to licensed casinos throughout the world.

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. Paul-Son’s expectations regarding operating results and efficiencies resulting from the combination with B&G and the merger of its two subsidiaries may not be met. Factors that could cause actual results to vary materially from these forward-looking statements include unexpected taxes, charges, costs or difficulties in consolidating the operations of the companies.  Additional information concerning factors and risks that could affect these statements and Paul-Son’s financial condition and results of operations are included in Paul-Son’s Form 10-K for the year ended December 31, 2003, and the Form 10-Q for the quarter ended March 31, 2004.

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PAUL-SON GAMING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(dollars in thousands)

	MARCH 31, 2004	DECEMBER 31, 2003
ASSETS
Current Assets:
Cash and cash equivalents	$4,409	$4,186
Marketable securities	3,696	2,580
Accounts receivables, less allowance for doubtful accounts of $319 and $382, respectively	2,285	3,417
Inventories, net	6,589	5,382
Prepaid expenses	456	490
Deferred tax asset	22	24
Other current assets	446	467
Total current assets	17,903	16,546
Property and equipment, net	8,646	8,658
Goodwill, net	1,374	1,374
Other intangibles, net	1,817	1,897
Other assets, net	137	121
Total Assets	$29,877	$28,596
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$2,421	$2,609
Accounts payable	2,368	2,135
Accrued expenses	2,260	2,103
Customer deposits	3,700	1,601
Income taxes payable	60	297
Other current liabilities	334	474
Total current liabilities	11,143	9,219
Long term debt, less current maturities	1,443	1,563
Deferred tax liability	48	—
Total liabilities	12,634	10,782
Commitments and contingencies
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 7,594,900 shares issued and outstanding	76	76
Additional paid-in capital	14,253	14,253
Treasury stock, at cost; 27,293 shares	(196)	(196)
Retained earnings	2,141	2,611
Accumulated other comprehensive income	969	1,070
Total stockholders’ equity	17,243	17,814
Total Liabilities and Stockholders’ Equity	$29,877	$28,596

PAUL-SON GAMING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except per share amounts)

	THREE MONTHS ENDED MARCH 31,
	2004	2003
Revenues	$7,326	$7,760
Cost of revenues	4,648	5,384
Gross profit	2,678	2,376

Product development	41	30
Marketing and sales	865	618
Depreciation and amortization	494	519
General and administrative	1,712	1,739
Total operating expenses	3,112	2,906
Loss from operations	(434)	(530)
Other income (expense)	31	(109)
Interest expense	(68)	(69)
Loss before income taxes	(471)	(708)
Income tax benefit (expense)	1	107
Net loss	$(470)	$(601)
Net loss per share:
Basic	$(0.06)	$(0.08)
Diluted	$(0.06)	$(0.08)